United States Securities and Exchange Commission
Washington, D.C. 20549

In the Matter of:	)
)
Elkhorn Investments, LLC	) File No. 812-_____
Elkhorn ETF Trust	)
)

Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:
Elkhorn Investments, LLC
207 Reber Street
Suite 201
Wheaton, Illinois 60187
Attn: Benjamin Fulton

With a copy to:
Matthew C. Boba
Morrison C. Warren
Suzanne M. Russell
Chapman and Cutler LLP
111 West Monroe
Chicago, Illinois 60603

Page 1 of 66 sequentially numbered pages.

As filed with the U.S. Securities and Exchange Commission on January 9, 2014.

Section	Heading		Page
	R.	Public Representations	32
	S.	Procedure by which Shares will Reach Investors; Disclosure Documents	33
III.	Relief Requested Related to the Establishment and Operation of the Funds as ETFs and Purchases and Sales of Their Shares in Excess of the Limits Imposed by Section 12(D)(1) of the Act.		34
	A.	Summary of this Application Relating to the Establishment and Operation of the Funds as ETFs	34
	B.	Summary of this Application with Respect to Section 12(d)(1) of the Act	36
	C.	Benefits of the Proposal	36
	D.	The Trust and the Funds do not Raise Concerns	37
IV.	Request For Order		39
	A.	Legal Analysis: ETF Relief	39
	B.	Legal Analysis: Fund of Funds Relief	47
V.	Express Conditions to this Application		54
	A.	ETF Relief.	54
	B.	Section 12(d)(1) Relief.	55
VI.	Names and Addresses		58

I.	Introduction

   A.Summary of Application

In this application (“Application”), Elkhorn ETF Trust (the “Trust”) and Elkhorn Investments, LLC (“Elkhorn Investments” or the “Initial Adviser,” and together with the Trust, the “Applicants”)1, apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order (i) under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder; (ii) under Sections 6(c) and 17(b) of the Act, for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”).

The Order, if granted, would permit:

(a)Funds (defined below) to issue their shares (“Shares”) in large aggregations only (“Creation Units”) (e.g., at least 25,000 Shares);

(b)secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”), and The Nasdaq Stock Market, LLC (“NASDAQ”);

(c)certain affiliated persons of the open-end investment company described herein to deposit securities into, and receive securities from, such investment company, in connection with the purchase and redemption of aggregations of Shares of such investment company;

(d)the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

(e)registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser (defined below), and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Underlying Funds (as defined below) (such management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”), to acquire Underlying Fund

1
All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

Shares (as defined below) beyond the limits of Section 12(d)(1)(A) and (B) of the Act; and

(f)the Underlying Funds (as defined below), and any principal underwriter for the Underlying Funds (as defined below), and/or any broker-dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to sell Underlying Fund Shares (as defined below) to Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are or will be consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds, and are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors. The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief” and the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as “12(d)(1) Relief.” The ETF Relief and 12(d)(1) Relief, collectively, will be referred to herein as “Relief.”

Applicants seek the Order to create and operate one or more Funds that operate as index-based ETFs (defined below) and offer Shares, and (i) for which a third party that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act), or an affiliated person of an affiliated person, of the Trust, the Adviser (defined herein), any Sub-Adviser (defined herein), the Distributor (defined herein) or a promoter of the Fund will serve as the Index Provider (defined herein)(each an “Index-Based Fund”); or (ii) for which an “affiliated person” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Adviser, any Sub-Adviser, the Distributor or a promoter of a Fund, will serve as the Index Provider (as defined below) (each, a “Self-Indexing Fund”). Applicants request that the Order apply to the Self-Indexing Fund that will be the initial series of the Trust (“Initial Fund”) as well as any additional series of the Trust and any other open-end management investment company or series thereof that may be created in the future (“Future Funds,” and together with the Initial Fund, “Funds”)2 that operate as ETFs and track a specified index comprised of domestic and/or foreign equity securities (“Equity Funds”), or domestic and/or foreign fixed income securities (“Fixed Income Funds”) or a blend of domestic and/or foreign equity and fixed income securities (“Blended Funds”). Any Future Fund will (i) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control

2	Where appropriate, references and representations pertaining to the Trust should be read to include any Future Fund.

with the Initial Adviser (each, an “Adviser”); and (ii) comply with the terms and conditions of this Application.

Applicants ask that the 12(d)(1) Relief be applicable to (i) each Fund; (ii) any registered open-end management investment company and any of its series that is advised by an Adviser and that, pursuant to a separate order of the Commission, in general terms, operates as an exchange-traded fund that utilizes active management investment strategies (each, an “Actively Managed Fund” and collectively, the “Actively Managed Funds”; the Funds and the Actively Managed Funds are referred to collectively as the “Underlying Funds” and individually as an “Underlying Fund”); (iii) Funds of Funds; and (iv) Brokers selling Shares or shares of an Actively Managed Fund (Shares and shares of Actively Managed Funds are referred to collectively as “Underlying Fund Shares”) to Funds of Funds.

B.Comparability of Relief Sought to Prior Relief Granted by the Commission

Applicants seek Relief substantially similar to the relief granted by the Commission to other open-end management investment companies commonly referred to as “exchange-traded funds” (“ETFs”), including among others, Fidelity Commonwealth Trust, Yorkville ETF Trust and Foreside ETF Trust (collectively, “Prior Index-Based ETFs”).3 Applicants further seek Relief with respect to the Self-Indexing Funds that is substantially the same as that granted by the Commission to Transparent Value Trust, Sigma Investment Advisors, and Guggenheim Funds Investment Advisors (collectively, the “New Self-Indexing ETFs”)4 and that is substantially similar to the relief granted by the Commission to ETFs issued by IndexIQ ETF Trust, WisdomTree Trust, Market Vectors ETF Trust, Claymore Exchange-Traded Fund Trust and Northern Trust Investments, Inc. (collectively, “Prior Self-Indexing ETFs”).5 Applicants also seek Relief with respect to Long/Short Funds and 130/30 Funds (each as defined below)

3
See, e.g., Fidelity Commonwealth Trust, et al., Investment Company Act Release Nos. 30341 (Jan. 7, 2013) (notice) and 30375 (Feb. 1, 2013) (order); Yorkville ETF Trust and Yorkville ETF Advisors, LLC, Investment Company Act Release Nos. 30306 (Dec. 17, 2012) (notice) and 30349 (Jan. 14, 2013) (order); Foreside Advisor Services, LLC, et al., Investment Company Act Release Nos. 30284 (Nov. 29, 2012) (notice) and 30318 (Dec. 27, 2012) (order) (collectively, the “Prior Index-Orders”).

4
In the Matter of Transparent Value Trust, et al., Investment Company Act Release Nos. 30558 (June 14, 2013) (notice) and 30596 (July 10, 2013) (order); In the Matter of Sigma Investment Advisors, LLC, et al., Investment Company Act Release Nos. 30559 (June 14, 2013) (notice) and 30597 (July 10, 2013) (order); In the Matter of Guggenheim Funds Investment Advisors, LLC, et al., Investment Company Act Release Nos. 30560 (June 14, 2013) (notice) and 30598 (July 10, 2013) (order) (collectively, the “New Self-Indexing Orders”).

5
In the Matter of WisdomTree Investments Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order); In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release Nos. 28638 (Feb. 27, 2009) (notice) and 28653 (Mar. 20, 2009) (order); Van Eck Associates Corporation, et al., Investment Company Act Release Nos. 29455 (Oct. 1, 2010) (notice) and 29490 (Oct. 26, 2010) (order); Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 29458 (Oct. 7, 2010) (notice) and 29494 (Nov. 2, 2010) (order); and Northern Trust Investments, Inc. et al., Investment Company Act Release Nos. 30211 (Sept. 24, 2012) (notice) and 30240 (Oct. 23, 2012) (order) (collectively, the “Prior Self-Indexing Orders”).

substantially similar to the relief granted by the Commission to ETFs issued by Factor Advisors, LLC and FQF Trust (collectively, “Prior Long/Short ETFs”).6 The Prior Index-Based ETFs, Prior Self-Indexing ETFs and Prior Long/Short ETFs are collectively referred to herein as the “Prior ETFs.”7

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	Background

   A.General

Applicants intend to establish certain index-based ETFs intended to be made available to both institutional and retail investors. The Trust intends to create diversified and non-diversified Funds, each of which will operate as an ETF. The Trust will be managed by a board of trustees (the “Board”).

The Trust is registered with the Commission as an open-end management investment company and will offer and sell its Shares pursuant to a registration statement on Form N-1A to be filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the Act (the “Registration Statement”). Funds which track Domestic Indexes (as defined below) are referred to as “Domestic Funds” and Funds which track Foreign Indexes (as defined below) are referred to as “Foreign Funds.”

Each Fund will seek to provide investment returns that correspond, before fees and expenses, generally to the performance of a specified index consisting of equity and/or fixed income securities (each an “Underlying Index” and collectively, “Underlying Indexes”). Certain Underlying Indexes may consist of sub-indexes. Each Fund will hold certain securities (the “Portfolio Securities”) selected to correspond generally to the performance of its Underlying Index. Certain Funds will be based on Underlying Indexes which will be comprised of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers; and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets (“Domestic Indexes”). Other Funds will be based on Underlying Indexes which will be comprised of foreign and domestic or solely foreign equity and/or fixed income securities (“Foreign Indexes”). Future Funds may be based on Domestic Indexes as well as Foreign Indexes. Applicants will not seek to register any Future Funds or list Shares of any Fund without complying with all applicable listing rules of the Exchange on which Shares are primarily listed (“Listing Exchange”).

6
In the Matter of Factor Advisors, LLC, et al., Investment Company Act Release Nos. 30204 (Sept. 17, 2012) (notice) and 30230 (Oct. 10, 2012) (order); In the Matter of FQF Trust et al., Investment Company Act Release Nos. 29720 (July 11, 2011) (notice) and 29747 (Aug. 5, 2011) (order) (the “Prior Long/Short Orders”).

7	The Prior Index Orders, the Prior Self-Indexing Orders and the Prior Long/Short Orders are collectively referred to herein as the “Prior Orders.”

The Trust will issue, with respect to each Fund on a continuous offering basis, only Creation Units. The size of a Creation Unit for each Fund will initially be determined by the Adviser, based in part on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund’s target audience.8 Applicants expect that the initial price of a Creation Unit will be a minimum of $500,000 and will fall in the range of $500,000 to $25 million, and that the initial trading price per individual Share of each Fund will fall in the range of $10 to $1,000. Individual Shares will not be individually redeemable. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded. Applicants intend that the initial NAV of the Shares will be established per Share at a level convenient for trading purposes.

Shares of each Fund will be listed and traded individually on an Exchange. It is expected that one or more member firms of an Exchange will be designated to act as market makers and maintain a market for Shares trading on the Exchange. If NYSE Arca is the Listing Exchange, it is expected that one or more of the market makers that are members of NYSE Arca (“Arca Market Makers”) will register to make a market in Fund Shares listed on NYSE Arca. If NASDAQ is the Listing Exchange, one or more member firms of NASDAQ will act as a market makers (“NASDAQ Market Makers,” and together with Arca Market Makers, “Market Makers”) and maintain a market on NASDAQ for Shares trading on NASDAQ.9

Applicants believe that the Funds, like other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of the Funds generally will be made by an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.K., “Sales of Shares.” Applicants believe that this “in-kind” method minimizes the need to liquidate Portfolio Securities to meet redemptions or to acquire Portfolio Securities in connection with purchases of Creation Units and would permit closer tracking of each Fund’s Underlying Index. Applicants submit that this “in-kind” mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees

8
The size of a Creation Unit as stated in a Fund’s prospectus (“Prospectus”) may be changed, from time to time, if the individual Share price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

9
If Shares are listed on NASDAQ, no particular NASDAQ Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two NASDAQ Market Makers must be registered in Shares to maintain the listing, Registered Arca Market Makers and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Arca Market Maker or NASDAQ Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act, due to ownership of Shares, as described below.

and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

   B.The Initial Fund

The Trust is a business trust organized under the laws of the Commonwealth of Massachusetts.  The Trust has filed its notice of registration as an investment company on Form N-8A under the Act. The Funds will each be a separate series of the Trust and will offer and sell their Shares pursuant to the Registration Statement.

The Initial Fund is a fund (“Initial Self-Indexing Fund”) whose performance will correspond generally to the performance of a securities index developed by the Affiliated Index Provider (defined below) (“Initial Self-Index Underlying Index”).

The Initial Fund and the Initial Self-Index Underlying Index are described in Appendix A hereto. The component securities of an Underlying Index are referred to herein as “Component Securities.” Each Fund will consist largely of some or all of the Component Securities of an Underlying Index selected to correspond generally to the price and yield performance of such Underlying Index.

   C.The Initial Adviser

The Initial Adviser, Elkhorn Investments, LLC, a limited liability company organized under the laws of Delaware, will be the investment adviser to the Funds. The Initial Adviser has its principal office located at 207 Reber Street, Suite 201, Wheaton, Illinois. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund.10 The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as “sub-advisers” with respect to particular Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). The Sub-Advisers, if any, will serve as portfolio managers for the Funds. Under the Adviser’s supervision, each applicable Sub-Adviser will manage the investment and reinvestment of each applicable Fund’s assets in accordance with the Fund’s investment objective. Any Sub-Adviser for the Initial Fund, or any future Sub-Adviser to a Fund, will either be registered under the Advisers Act or will not be required to register thereunder.

   D.The Distributor

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a broker-dealer registered under the Exchange Act and will act as distributor

10	The term “Board” also includes any board of directors or trustees of a Future Fund, if different.

and principal underwriter (“Distributor”) of one or more of the Funds. Each Distributor will distribute Shares on an agency basis. No Distributor is or will be affiliated with any Exchange. The Distributor for each Fund will comply with the terms and conditions of this Application. The Distributor of any one Fund may be an “affiliated person” or an affiliated person of an affiliated person of that Fund’s Adviser and/or Sub-Advisers.

   E.Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”), and may have a securities lending agent (“Securities Lending Agent”). The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, the Adviser, a Sub-Adviser or an affiliate of the Adviser and/or Sub-Advisers may provide administration, custody, fund accounting, transfer agency, dividend disbursement and/or securities lending services to the Funds.

   F.Underlying Indexes and Licensing Arrangements

Applicants have selected the Underlying Index identified in Appendix A to this Application as the Underlying Index on which the Initial Fund will be based. The Funds will be entitled to use their Underlying Indexes pursuant to either a licensing agreement with the entity that compiles, creates, sponsors or maintains an Underlying Index (each an “Index Provider”) or a sub-licensing arrangement11 with the Adviser, which will have a licensing agreement with such Index Provider. Except with respect to the Self-Indexing Funds, no Index Provider is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund or of the Distributor. The licenses for the Self-Indexing Funds will specifically state that the Affiliated Index Provider (defined below) (or in case of a sub-licensing agreement, the Adviser) must provide the use of the Affiliated Indexes and related intellectual property at no cost to the Trust and the Self-Indexing Funds.

11
The Index Provider (or, if the Adviser is the Index Provider, the personnel with responsibility for the Affiliated Indexes (as defined below)) will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation of the return of component securities, in advance of a public announcement of such changes by the Index Provider.

   G.Special Considerations Applicable to Self-Indexing Funds

In the case of Self-Indexing Funds, an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor (each, an “Affiliated Index Provider”) will create a proprietary, rules based methodology described below (“Rules Based Process”) to create Underlying Indexes (each an “Affiliated Index” and collectively, the “Affiliated Indexes”).12 For the reasons discussed herein, the portfolios of the Self-Indexing Funds will be fully “transparent,” meaning that each Self-Indexing Fund will post on its website (“Website”) on each day that the NYSE, the relevant Listing Exchange and each Trust are open for business, including any day that a Fund is required to be open under Section 22(e) of the Act (a “Business Day”), before commencement of trading of Shares on the Exchange, the identities and quantities of the portfolio securities, assets and other positions held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day (“Portfolio Holdings”).13

Applicants believe that each Self-Indexing Fund’s investment strategy of tracking its Underlying Index is substantially similar to the relief previously granted in the Prior Orders to the Prior Index-Based ETFs except that (i) the Self-Indexing Funds will seek to track Underlying Indexes that will be provided by the Affiliated Index Provider;14 and (ii) rather than adopting Policies and Procedures (defined below), as in the Prior Self-Indexing Orders, the Self-Indexing Funds’ portfolios will be fully transparent, as discussed below. Absent further exemptive relief, the Applicants would not be permitted to offer the Self-Indexing Funds.

Applicants recognize that Self-Indexing Funds could raise concerns regarding the potential ability of an affiliated person to manipulate the Underlying Index to the benefit or detriment of a Self-Indexing Fund. Applicants further recognize the potential for conflicts that may arise with respect to the personal trading activity of personnel of the affiliated person who

12
The Affiliated Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c)(1) or 3(c)(7) of the Act for which the Adviser acts as adviser and/or sub-adviser (“Affiliated Accounts”), as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as adviser and/or sub-adviser (“Unaffiliated Accounts”). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as “Accounts”), like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such index(es) or a representative sample of such constituents of the index(es). Consistent with the relief requested from Section 17(a) below, the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

13
Under accounting procedures followed by each Fund, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (T+1). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

14
Currently, Elkhorn Investments is the only entity that will serve as an Affiliated Index Provider.  Any future entity that acts as an Affiliated Index Provider will comply with the terms and conditions of this Application.

may have access to or knowledge of changes to an Underlying Index’s composition methodology or the constituent securities in an Underlying Index prior to the time that information is publicly disseminated. In order to address these potential conflicts of interest, the Prior Self-Indexing Orders have established a framework that requires: (i) transparency of the Underlying Indexes; (ii) the adoption of policies and procedures not otherwise required under the Act or the rules under the Act designed to mitigate such conflicts of interest; (iii) limitations on the ability to change the rules for index compilation and the component securities of the index; (iv) that the index provider enter into an agreement with an unaffiliated third party to act as “Calculation Agent”; and (v) certain limitations designed to separate employees of the index provider, adviser and Calculation Agent (clauses (ii) through (v) are hereinafter referred to as “Policies and Procedures”).

Instead of adopting the same or similar Policies and Procedures, Applicants propose to fully disclose the Portfolio Holdings of each Self-Indexing Fund to address the potential conflicts of interest noted above. For the reasons set forth below, Applicants believe that requiring Self-Indexing Funds to maintain full portfolio transparency will provide an effective alternative mechanism for addressing any such potential conflicts of interest.

The framework set forth in the Prior Self-Indexing Orders discussed above was established before the Commission approved a framework to allow actively managed ETFs to operate. Subsequently, however, the Commission began issuing exemptive relief to allow the offering of actively managed ETFs.15 Unlike conventional passively-managed ETFs, actively managed ETFs do not seek to replicate the performance of a specified index, but rather seek to achieve their investment objectives by using an “active” management strategy to invest in portfolio securities. Notably, the structure of actively managed ETFs presents potential conflicts of interest that are the same as, or more acute than, those presented by Self-Indexing Funds: the portfolio managers of an actively managed ETF by definition have advance knowledge of pending portfolio changes. However, rather than requiring Policies and Procedures similar to those required under the Prior Self-Indexing Orders, the Commission instead determined that for actively managed ETFs, any conflicts of interest could be addressed appropriately through full portfolio transparency (i.e., requiring each actively managed ETF to post on its website on each Business Day, before commencement of trading of shares on the Exchange, the identities and quantities of the portfolio securities and other assets held by the actively managed ETF that will form the basis for such ETF’s calculation of NAV at the end of the Business Day). Accordingly,

15
See, e.g., In the Matter of Pyxis Capital, L.P., et al., Investment Company Act Release Nos. 30316 (Dec. 21, 2012) (notice) and 30352 (Jan. 16, 2013) (order) (“Pyxis Order”); In the Matter of Franklin Advisers, Inc., et al., Investment Company Act Release Nos. 30312 (Dec. 19, 2012) (notice) and 30350 (Jan. 15, 2013) (order); In the Matter of AllianceBernstein Active ETFs, Inc., et al., Investment Company Act Release Nos. 30305 (Dec. 13, 2012) (notice) and 30343 (Jan. 8, 2013) (order); In the Matter of Cambria Investment Management, L.P. and Cambria ETF Trust, Investment Company Act Release Nos. 30286 (Nov. 30, 2012), 30302 (Dec. 12, 2012) (notices) and 30340 (Jan. 4, 2013) (order); In the Matter of T. Rowe Price Associates, Inc., et al., Investment Company Act Release Nos. 30299 (Dec. 7, 2012) (notice) and 30336 (Jan. 2, 2013) (order); In the Matter of Salient Advisors, L.P. and MarketShares ETF Trust, Investment Company Act Release Nos. 30254 (Oct. 31, 2012) (notice) and 30281 (Nov. 27, 2012) (order) (collectively, the “Prior Active ETF Orders”).

each such Prior Active ETF Order required full portfolio transparency as a condition of the relief granted therein.16

In addition, Applicants do not believe the potential for conflicts of interest raised by the Adviser’s use of the Underlying Indexes in connection with the management of the Self-Indexing Funds and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds. More specifically, Applicants do not believe the potential for conflicts presented by an Adviser’s use of the Underlying Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side by side management of ETFs that track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. Both the Act and the Advisers Act contain various protections to address conflicts of interest where an adviser is managing two or more registered funds and these protections will also help address these conflicts with respect to the Self-Indexing Funds.17 In addition, the use of portfolio transparency instead of Policies and Procedures relating to Self-Indexing Funds in the manner discussed in this Application has been the subject of prior orders by the Commission. Therefore, Applicants do not believe their request for Relief presents any novel legal issues that are materially different from those the Commission has already considered.

In light of the foregoing, Applicants believe it is appropriate to allow the Self-Indexing Funds to be fully transparent in lieu of Policies and Procedures from the Prior Self-Indexing Orders discussed above. Applicants assert that each Self-Indexing Fund’s Portfolio Holdings will be as transparent as the portfolio holdings of existing actively managed ETFs (i.e., those relying on the Prior Active ETF Orders), and that each Self-Indexing Fund will provide the same level of transparency with respect to its Underlying Index as the underlying indexes of existing ETFs which track indexes provided by unaffiliated parties. Applicants also assert that, notwithstanding the fact that the Self-Indexing Funds’ Underlying Indexes will not be formally required to maintain the full transparency that was required under the Prior Self-Indexing Orders, such Underlying Indexes will nonetheless maintain a level of public disclosure regarding components, weightings, additions and deletions (including prior announcements of any changes thereto) which will be similar to that of other underlying indexes used by other ETFs.18

16	See, e.g., Pyxis Order, supra note 15, at Representation 14 and Condition 4.

17
See, e.g., Rule 17j-1 under the Act and Section 204A under the Advisers Act; see also Rules 204A-1 and 206(4)-7 under the Advisers Act, the requirements of which with respect to the Adviser and any Sub-Adviser are discussed below.

18
The Self-Indexing Funds’ full portfolio transparency will also typically result in full transparency of a Self-Indexing Fund’s Underlying Index by virtue of a Self-Indexing Fund’s replication of its Underlying Index. While a Self-Indexing Fund which uses a representative sampling approach to track its Underlying Index may not thus provide full transparency of its Underlying Index and accordingly may give rise to conflicts of interest to the extent that an Adviser or Sub-Adviser has discretion to designate the securities to be included in the Portfolio Deposit (defined below), Applicants believe any such conflicts are appropriately addressed by the existing protections against conflicts of interests that are provided for in the Prior Active ETF Orders, the Act and the Advisers Act, as discussed herein. Applicants further note that even such Self-Indexing Funds that use representative sampling to track their Underlying Indexes will provide the same amount of transparency with respect to their Underlying Indexes as is currently required with respect to Prior Index-Based ETFs in that their Deposit Instruments and Redemption Instruments are required to correspond pro rata to the positions of the Fund’s portfolio, subject to limited exceptions. See Section II.K., infra.

In addition, the Adviser and any Sub-Adviser have adopted or will adopt, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include policies and procedures designed to minimize potential conflicts of interest among the Self-Indexing Funds and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions.19 In addition, the Initial Adviser has adopted, and each Adviser will be required to adopt, policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules there under, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar Inside Information Policy. In accordance with the Code of Ethics (discussed below) and Inside Information Policy of the Adviser and Sub-Advisers, personnel of those entities with knowledge about the composition of a Portfolio Deposit (as defined below) will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public. Each Trust will execute confidentiality agreements with any of its service providers who are provided information regarding a Portfolio Deposit. The structure of the Self-Indexing Funds, as well as those of the Affiliated Accounts, as index funds, minimizes the potential for conflicts as the investment strategies of each Self-Indexing Fund and the Affiliated Accounts will be constrained by its objective to track the performance of its Underlying Index (before fees and expenses).

The portfolio managers responsible for day-to-day portfolio management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser. The Initial Adviser has also adopted, and each Adviser will be required to adopt, a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the Trust with the certification required by Rule 17j-1 under the Act. Neither the Adviser nor any Sub-Adviser will receive incentive fees

19
If the requested Order is granted, the Adviser will include under Item 10.C. of Part 2 of its Form ADV a discussion of its relationship to any Affiliated Index Provider (unless the Affiliated Index Provider is the Adviser) and any material conflicts of interest resulting therefrom, regardless of whether the Affiliated Index Provider is a type of affiliate specified in Item 10.

for outperforming the Underlying Index of any Self-Indexing Fund or Affiliated Account. In fact, any material outperformance or underperformance would be viewed negatively by investors of such investments.

To the extent the Self-Indexing Funds transact with an affiliated person of the Adviser or Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of the Order. Each Self-Indexing Fund’s Board will periodically review the Self-Indexing Fund’s use of an Affiliated Index Provider. Subject to the approval of the Self-Indexing Funds’ Board, the Adviser, affiliated persons of the Adviser (“Adviser Affiliates”) and those of any Sub-Adviser (“Sub-Adviser Affiliates”) may be authorized to provide custody, fund accounting and administration and transfer agency services to the Self-Indexing Funds. Any services provided by the Adviser, Adviser Affiliates, Sub-Adviser and Sub-Adviser Affiliates will be performed in accordance with the provisions of the Act, the rules under the Act and any relevant guidelines from the staff of the Commission.

   H.Capital Structure and Voting Rights; Book-Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Massachusetts business trusts.

Shares will be registered in book-entry form only. The Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or the Depository participants (the “DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the Depository and DTC Participants.

   I.Investment Objectives and Policies

1.General

The investment objective of each Fund will be to provide investment results that closely correspond, before fees and expenses, to the performance of its Underlying Index. In seeking to achieve the investment objective of a Fund, the Adviser and/or Sub-Adviser will utilize the indexing investment approaches described below.

Each Fund will invest at least 80% of its assets, exclusive of collateral held from securities lending, in Component Securities of its respective Underlying Index, or in the case of Fixed Income Funds and Blended Funds, in the Component Securities of its respective Underlying Index and TBA Transactions (as defined below) representing Component Securities, and in the case of Foreign Funds, in Component Securities and depositary receipts representing foreign securities such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) (“Depositary Receipts”) representing such Component Securities (or, in the case of Foreign Funds tracking Underlying Indexes for which Depositary Receipts are themselves Component Securities, underlying stocks in respect of such Depositary Receipts). Any Depositary Receipts held by a Foreign Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Foreign Index, will improve the liquidity, tradability and settlement of a Foreign Fund’s then-current Portfolio Deposit (as defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund to maintain direct exposure to Component Securities of its Foreign Index.

Each Fund may also invest up to 20% (“20% Asset Basket”) of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives (“Financial Instruments”) relating to its respective Underlying Index and its Component Securities, cash and cash equivalents, and other investment companies, as well as in securities and other instruments not included in its Underlying Index but which the Adviser or any Sub-Adviser believes will help the Fund track its Underlying Index. A Fund may also engage in short sales in accordance with its investment objective.20

A Fund will utilize either a “replication strategy” or “representative sampling” as described below. A Fund using a “replication strategy” will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing representative sampling will hold some, but not necessarily all, of the Component Securities of its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of the Underlying Index or (if applicable) to maintain compliance with “regulated investment company” (“RIC”) requirements under the Internal Revenue Code of 1986 (see the discussion below in subsection 2). Applicants

20
Funds may seek to track Underlying Indexes constructed using 130/30 or similar investment strategies (“130/30 Funds”) or other long/short investment strategies (“Long/Short Funds”). Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index (as defined below) and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. Each 130/30 Fund will include strategies that: (i) establish long positions in securities so that total long exposure represents approximately 130% of a Fund’s net assets; and (ii) simultaneously establish short positions in other securities so that total short exposure represents approximately 30% of such Fund’s net assets. Applicants also intend that Relief would apply to Funds that utilize strategies where the applicable percentages vary from 130% and 30%, respectively (e.g., a 140/40 strategy); however, for the sake of convenience, such Funds are included in the term “130/30 Funds” for purposes of this Application. The Long/Short Funds and 130/30 Funds will operate as index funds in the same way as the other Funds described in this Application.

expect that the returns of each Fund will have an annual tracking error of less than 5% relative to its Underlying Index.

A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Fund using representative sampling will invest in what the Adviser or Sub-Adviser believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by its Adviser and/or Sub-Adviser utilizing the quantitative analytical procedures described below. Under the representative sampling technique, each security is selected for inclusion in a Fund through its Adviser’s or Sub-Adviser’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Underlying Index. Securities are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Fund’s Underlying Index taken in its entirety. If the representative sampling technique is used, a Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. An Adviser and/or Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities. Finally, the Fund may realize savings in transaction costs or other efficiencies by gaining exposure to the return of an Underlying Index through the use of securities or instruments in its 20% Asset Basket.

   2.Securities in Fund’s 20% Asset Basket Not Included in Its Underlying Index

As discussed above in subsection 1, a Fund may hold, as part of its 20% Asset Basket, securities and other financial instruments not included in its Underlying Index, but which the Fund’s Adviser and/or Sub-Adviser believes will help the Fund track the performance of its Underlying Index. The following examples illustrate the circumstances in which a Fund would hold Portfolio Securities that are not Component Securities of its Underlying Index. First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund’s Underlying Index (such as reconstitutions), a Fund may accept as Deposit Instruments (defined below) securities that are publicly announced as additions to the Underlying Index prior to their actual date of inclusion in such Underlying Index. Second, a Fund may hold Portfolio Securities that have recently been deleted from the Underlying Index due to various corporate actions and reconstitutions. Third, a Fund may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements (if applicable). For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, an Adviser and/or Sub-Adviser may invest in securities that are not Component Securities of its Underlying Index, but which the Adviser and/or Sub-Adviser believes have performance characteristics of the securities of that large issuer. In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

   3.Depositary Receipts

The Funds may invest in Depositary Receipts representing foreign securities in which they seek to invest. Depositary Receipts are typically issued by a financial institution (a “depositary bank”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the depositary bank.21 A Fund will not invest in any Depositary Receipts that the Adviser or Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

   4.Long/Short Funds

Underlying Indexes that include both long and short positions in securities are referred to as “Long/Short Indexes.” The Long/Short Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the Long/Short Index. The Long/Short Indexes will have a well-developed, specified methodology, and have fully transparent Component Securities and weightings.

Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index; and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. The net investment exposure of each of the Long/Short Funds will equal its net assets.

With respect to a Long/Short Fund’s long position, each Fund expects to hold long positions in Component Securities from the long portion of the Long/Short Index. With respect to a Long/Short Fund’s short position, each Fund expects to hold short positions in Component Securities from the short portion (“Short Positions”) of the Long/Short Index. Each Long/Short Fund will invest at least 80% of its total assets in the Component Securities (including Depositary Receipts and TBA Transactions), including Short Positions, of the Long/Short Index.22 The remainder of each Long/Short Fund’s assets will be its 20% Asset Basket and may

21
Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary bank is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary bank may be a foreign or a U.S. entity, and the Underlying Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of any Fund, Adviser or Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund, except a depositary bank that is deemed to be affiliated solely because a Fund owns greater than 5% of the outstanding voting securities of such depositary bank.

22	For purposes of this calculation, cash proceeds received from short sales are not included in total assets.

be invested as described above. To the extent required by Section 18(f) of the Act, Portfolio Securities and/or cash in a Long/Short Fund’s portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.23

   5. 130/30 Funds
Underlying Indexes that use a 130/30 (or similar) investment strategy are referred to as “130/30 Indexes.” The 130/30 Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the index. The 130/30 Indexes will have a well-developed, specified methodology and have fully transparent Component Securities and weightings.

Each 130/30 Fund will establish (i) exposures to long positions in Component Securities equal in value to approximately 130% (or another percentage greater than 100%) of total net assets; and (ii) exposures to short positions in Component Securities equal in value to approximately 30% (or another percentage less than 100%) of total net assets, as specified by the underlying 130/30 Index. The net investment exposure of each of the 130/30 Funds will equal its net assets.

With respect to a 130/30 Fund’s long position, each Fund expects to hold long positions in Component Securities from the long portion of the 130/30 Index. With respect to a 130/30 Fund’s short position, each such Fund expects to hold Short Positions.

Each Domestic 130/30 Fund will hold at least 80% of its total assets in Component Securities that are specified for the long positions and short positions in its underlying Domestic 130/30 Index.24 By way of example, assuming total assets equal $100, the Domestic 130/30 Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities specified as the long positions of its underlying Domestic 130/30 Index. The Domestic 130/30 Fund would then establish Short Positions in short positions dictated by the Domestic 130/30 Index. In connection with the establishment of the Short Positions, the Domestic 130/30 Fund would obtain $30 in cash, which it would expect to invest in additional Component Securities specified as long positions by its Domestic 130/30 Index. It would then invest the remainder of its assets (i.e., $20) in Component Securities, non-Component Securities, or securities or instruments in its 20% Asset Basket, as deemed appropriate by the Adviser to track the Domestic 130/30 Index. To the extent required by Section 18(f) of the Act, Portfolio Securities and/or cash in a 130/30

23
See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). See also Robertson Stephens Investment Trust (pub. avail. Aug. 24, 1995) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

24
Applicants use the following naming convention throughout the Application: a Domestic Index that is a 130/30 Index is referred to as a “Domestic 130/30 Index” and a Fund that seeks to track a Domestic 130/30 Index is referred to as a “Domestic 130/30 Fund.” This same naming convention is applied to Long/Short Funds and therefore a Foreign Index that is a Long/Short Index is referred to as a “Foreign Long/Short Index” and a Fund that seeks to track a Foreign Long/Short Index is referred to as a “Foreign Long/Short Fund,” etc.

Fund’s portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.

Foreign 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Foreign 130/30 Indexes or Depositary Receipts representing Component Securities that are specified for the long and short positions in their Foreign 130/30 Indexes. Fixed Income 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes or TBA Transactions representing Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes.

The Long/Short Funds’ and 130/30 Funds’ holdings of Short Positions and Financial Instruments, along with Portfolio Deposit (as defined below) information, will be provided in both the IIV File (as defined below), which will be available upon request, and in the full portfolio holdings disclosure, which will be on the Funds’ publicly available Website. Given either the IIV File or the Website disclosure, anyone will be able to know in real time the intraday value of the Long/Short and 130/30 Funds. With respect to Long/Short and 130/30 Funds, the investment characteristics of any Short Positions used to achieve short and long exposures will be described in sufficient detail for market participants to understand the principal investment strategies of the Funds and to permit informed trading of their Shares.

   J.Exchange Listing

The Trust will submit an application to list Shares on an Exchange. The Distributor will serve as principal underwriter only of Creation Units of Shares and will not maintain a secondary market in Shares. It is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as Market Makers in Shares. Shares of each Fund will be traded on an Exchange in a manner similar to that of other ETFs.

As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange. Shares may also be cross-listed on one other or more foreign securities markets.

   K.Sales of Shares

   1.General

The Trust will be structured in a manner similar to other ETFs currently trading in the United States, and therefore will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) (“Closing Time”) on each day that the NYSE is open. Each Fund will sell and redeem Creation Units only on a Business Day.

   2.Purchase and Redemption of Creation Units

In order to keep costs low and, potentially, to permit closer tracking of each Fund’s Underlying Index, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).25

On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund’s portfolio (including cash positions),26 except:

(a)in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;27

(c)TBA Transactions (as defined below), Short Positions, derivatives and other positions that cannot be transferred in kind28 will be excluded from the Deposit Instruments and the Redemption Instruments;29

(d)to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund’s portfolio;30 or

25
The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

26	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

27	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

28	This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

29	Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (defined below).

(e)for temporary periods, to effect changes in the Fund’s portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the NAV of the Fund for the reasons identified in clauses (a) through (e) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a)to the extent there is a Cash Amount, as described above;

(b)if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;31

(d)if, on a given Business Day, the Fund requires all Authorized Participants (as defined below) purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer either through NSCC (as defined below) or DTC; or (ii) in the case of Foreign Funds holding non-U.S. investments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

30
A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund’s portfolio; (ii) consists entirely of instruments that are already included in the Fund’s portfolio; and (iii) is the same for all Authorized Participants (defined below) on a given Business Day.

31
In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

(e)if the Fund permits an Authorized Participant (as defined below) to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.32

Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC (as defined below) the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Cash Amount (if any), for that day.33 The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intraday changes to the list except to correct errors on the published list.

A “to-be-announced transaction” or “TBA Transaction” is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and the seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two (2) days prior to settlement date.

           3.Transaction Fees

Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Instruments, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments. The amounts of such Transaction Fees will be determined separately for each Fund. The amount of the maximum Transaction Fee for each Fund will be set separately.

32	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

33
If the Fund is Rebalancing, it may need to announce two estimated Cash Amounts for that day, one for deposits and one for redemptions. The instruments and cash that the purchaser is required to deliver in exchange for Creation Units it is purchasing, as described in Section II.K.2, is referred to as the “Portfolio Deposit.”

Variations in the Transaction Fee may be imposed from time to time. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Instruments and Redemption Instruments of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

   4.Purchase of Creation Units; General

All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (i) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission; or (ii) a Participant in DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted; however, the Distributor may reject any order which is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Instruments and Cash Amount (if any), the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order. The Distributor also will be responsible for delivering the Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for Creation Units of Shares of any Domestic Equity or Blended Fund placed through the Distributor must either: (i) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “NSCC Clearing Process”); or (ii) deposit Portfolio Deposits with the Fund “outside” the NSCC Clearing Process through the facilities of DTC (“DTC Facilities”).

   5.Placement and Acceptance of Creation Unit Purchase Orders

All orders to purchase Creation Units, whether through the NSCC Clearing Process, or “outside” the NSCC Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day, in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. In the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. Eastern time.

The NSCC Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds (except for those Funds holding portfolios exclusively comprised of ADRs). Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must effect such transactions “outside” the NSCC Clearing Process. Once the Custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each Foreign Fund.

The Custodian shall cause the sub-custodian(s) of each such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the Portfolio Deposit. Deposit Instruments must be maintained by the applicable local sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Closing Time on the date such request is submitted.

Except as described below, Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as Shares and Deposit Instruments of Equity Funds. Shares and Deposit Instruments of Fixed Income Funds will clear and settle in a manner consistent with other ETFs that invest in fixed income securities. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. Shares will settle through DTC. The Custodian will monitor the movement of the underlying Deposit Instruments or cash and will instruct the movement of Shares only upon validation that such securities or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments or cash and, except as discussed below with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of three Business Days from the trade date or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.34 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of the Fixed Income Funds.35 Each Fund may recoup the settlement

34
Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through such Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

costs charged by NSCC and DTC by imposing Transaction Fees on investors purchasing or redeeming Creation Units.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date; and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Cash Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser (if any)) to reject any order not submitted in proper form.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Instruments and the payment of the Cash Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.

   6.Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i)the purchaser or group of related purchasers, upon obtaining Creation Units of Shares of a Fund order, would own 80% or more of the outstanding Shares of such Fund;

(ii)the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet RIC status under the Code for federal tax purposes;

(iii)the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

35	For Blended Funds, the clearance and settlement of each Blended Fund’s Creation Units will depend on the nature of the Deposit Instruments, consistent with the processes discussed above.

(iv)the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, its Adviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

   L.Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Instruments and the estimated Cash Amount, will be features of each Fund particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

   M.Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the applicable Fund. Redemption requests must be placed by or through an Authorized Participant. Creation Units will be redeemable at their NAV per Creation Unit next determined after receipt of a request for redemption by the applicable Fund.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act, except as may be permitted under the relief requested herein in connection with Foreign Funds (see Section IV.A.4).

Redemption of Shares in Creation Units will be subject to a Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the NSCC Clearing Process (with respect to Domestic Funds only) or “outside” the NSCC Clearing Process through DTC Facilities or otherwise (with respect to Domestic Funds or Foreign Funds). As discussed herein, a redeeming investor will pay a Transaction Fee to offset the Fund’s trading costs, operational processing costs, brokerage commissions and other similar costs incurred in transferring the Portfolio Securities from its account to the account of the redeeming investor. An entity redeeming Shares in Creation Units “outside” the NSCC Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process. A redeeming investor receiving cash in lieu of one or more Portfolio Securities may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Portfolio Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the relevant Fund to use such collateral to purchase the missing Shares or acquire the Deposit Instruments and the Cash Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of acquiring such Shares, Deposit Instruments or Cash Amount and the value of the collateral.

A redemption request “outside” the NSCC Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. Eastern time); and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of such Fund being redeemed through the book-entry system of the Depository on or before contractual settlement of the redemption request.

In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Redemption Instruments into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate custody arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Redemption Instruments are customarily traded.

   N.Dividend Reinvestment Service

No Fund will make DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual Brokers may make a dividend reinvestment service available to their clients.

   O.Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund are contemplated. As indicated above in Section II.M. “Redemption,” each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. Each Fund may be authorized to implement a plan under Rule 12b-1 of the Act.

   P.Shareholder Reports

Each Fund will furnish to DTC Participants for distribution to Beneficial Owners of Shares any required notices with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. Each Fund will also furnish to DTC Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

   Q.Availability of Information Regarding Shares and Underlying Indexes

On each Business Day, the Deposit Instruments, the Redemption Instruments, and the Cash Amount effective as of the previous Business Day, per individual outstanding Share of each Fund, will be made available on the Website. As noted above, before commencement of trading on the Exchange on each Business Day, the identities and quantities of the portfolio securities and other assets held by the Self-Indexing Fund that will form the basis for the Self-Indexing Fund’s calculation of NAV at the end of the Business Day will also be made available on the Website. Similarly, for each Long/Short Fund and 130/30 Fund, the Adviser will provide full portfolio transparency on the Fund’s Website by making available the identities and quantities of the Portfolio Holdings that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The information provided on the Website will be formatted to be reader-friendly.

The Funds’ administrator will provide an estimated Cash Amount, adjusted through the close of the trading day, to the relevant Listing Exchange. Each Listing Exchange or other major market data provider will disseminate, every fifteen (15) seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association or other widely disseminated means, an amount for each Fund stated on a per individual Share basis representing the sum of (i) the estimated Cash Amount; and (ii) the current value of the Deposit Instruments (such intra-day indicative value, the “IIV”). The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Cash Amount nor will it guarantee the accuracy or completeness of the estimated Cash Amount. No Fund will be involved in, or responsible for, the calculation or dissemination of the IIV, and will make no warranty as to its accuracy.

Applicants expect that the value of the Underlying Indexes will be disseminated by the relevant Listing Exchange or such other organization authorized by the Index Provider in accordance with Commission and Exchange requirements. Applicants expect the same from the Index Providers of future Underlying Indexes and future primary Listing Exchanges. In addition, these organizations will disseminate values for each Underlying Index once each trading day, based on closing prices in the relevant exchange market. Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Instruments in a Creation Unit as well as information regarding the Cash Amount.

At the end of each Business Day, the Trust will prepare the next day’s Deposit Instruments and Redemption Instruments for the Funds and send this information to the transfer agent, Custodian or index receipt agent, as applicable. The same evening, that party will add to this information the Cash Amount effective as of the close of business on that Business Day and create a portfolio composition file (“PCF”)36 for each Fund, which it will transmit to NSCC before the start of the next Business Day. The PCF will include information on the cash and money market instruments in the Fund’s portfolio and be available to all NSCC members, as well as through third-party data vendors. Except as discussed below, the PCF will provide information sufficient to calculate the IIV (defined below) for the Funds during the next Business Day and disclose the full portfolio that will be the basis for the next day’s NAV calculation.37 The portfolio holdings disclosure on the Website will contain information sufficient by itself for market participants to calculate a Fund’s IIV during the next Business Day and effectively arbitrage the Fund.

Because bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intraday prices of such bonds comes from a variety of sources. With respect to Fixed Income Funds, this information includes: (i) executed bond transactions as reported on the FINRA’s Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intraday prices obtained directly from broker-dealers; and/or (iii) intraday prices obtained from subscription services, such as Bloomberg. For these purposes, “intraday prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers. “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not

36
A PCF consists of the Deposit Instruments and Redemption Instruments that would be required to effect a Creation or Redemption on the next trading day and the Cash Amount effective as of the close of business on that Business Day.

37
The NSCC’s system for the receipt and dissemination to its participants of the PCF was designed for portfolios consisting entirely of equity or fixed income securities, cash and money market instruments. As a result, it is not currently capable of processing information with respect to Short Positions and Financial Instruments.

necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

As previously noted, one source of intraday U.S. bond prices is the TRACE system. The TRACE system reports executed prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on FINRA’s website on a “real time” basis (subject to a fifteen (15)-minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intraday bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indexes and that, when acting as such, they have access to intraday bond prices through their own trading desks and will be able to assess the intraday value of each Fund’s Deposit Instruments using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.38

As discussed herein, the Website, accessible to all investors at no charge, will publish the current version of the Prospectus and Statement of Additional Information (“SAI”), the Portfolio Securities and relevant Underlying Index for each Fund, the prior business day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of calculation of the relevant Fund’s NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV and, each Business Day before the commencement of trading of Shares on the Exchange, the identities and quantities of the portfolio securities and other assets held by each Self-Indexing Fund that will form the basis for the Self-Indexing Fund’s calculation of NAV at the end of the Business Day. The Website will be publicly available prior to the public offering of Shares. The Exchange also will disseminate a variety of data such as Total Cash Amount Per Creation Unit, Shares Outstanding and NAV with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines.

The closing prices of each Fund’s Deposit Instruments and Short Positions will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as TRACE, or on-line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. In addition, given the past history of other Prior ETFs, Applicants expect that Shares will be followed closely

38
“[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

   R.Public Representations

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds and a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in the Fund’s Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Funds will observe the following policies: (i) the term “mutual fund” will not be used except to compare and contrast a Fund with conventional mutual funds; and (ii) the term “open-end management investment company” will be used in the Fund’s Prospectus only to the extent required by Form N-1A or other securities law requirements, and this phrase will not be included on the Fund’s Prospectus cover page or summary.

Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any of its individual Funds will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “ETF.” To that end, the designation of the Funds in all marketing materials will be limited to the terms “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with investor educational materials issued or circulated in connection with the Shares. After a Fund has traded for twelve (12) months or more, any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of Shares’ intraday marketability versus a conventional mutual fund’s redeemability at NAV at every trading day’s closing NAV.

The primary disclosure document with respect to Shares will be the Fund’s Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a statutory prospectus or Summary Prospectus.39

39	Pursuant to Rule 498 of the Securities Act, to the extent that a Summary Prospectus is delivered, the statutory prospectus will be provided online, and will be sent upon request.

The Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders. The above policies and format will also be followed in all reports to shareholders.

The Prospectus for each Self-Indexing Fund will prominently disclose that the Affiliated Indexes are created and sponsored by the Adviser or an affiliated person of the Adviser.

S.Procedure by which Shares will Reach Investors; Disclosure Documents

Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Shares a cost-effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holdings. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV. Lastly, Applicants observe that Market Makers, acting in their roles to provide a fair and orderly secondary market for Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.

In the above examples, those who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the country, industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV.

As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring.

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of such Fund’s Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the Fund’s Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

III.	Relief Requested Related to the Establishment and Operation of the Funds as ETFs and Purchases and Sales of Their Shares in Excess of the Limits Imposed by Section 12(D)(1) of the Act.

   A.Summary of this Application Relating to the Establishment and Operation of the Funds as ETFs

Applicants seek an Order from the Commission permitting (i) the Funds to issue Shares that are redeemable in Creation Units only; (ii) secondary market transactions in Shares on an Exchange at negotiated prices, rather than at the current offering price; (iii) certain affiliated persons of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; and (iv) a Foreign Fund to provide payment or satisfaction of redemption requests in periods exceeding seven (7) days in certain circumstances.

The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of … [the Act].”

Applicants believe that Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares should provide (i) increased investment opportunities, which should encourage diversified investment; (ii) in the case of individual tradable Shares, a relatively low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intraday prices reflecting minute-by-minute market conditions rather than only closing prices; (iii) a vehicle that would track the selected Underlying Indexes more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; (iv) a security that should be freely available in response to market demand; (v) competition for comparable products available in both foreign and U.S. markets; (vi) attraction of capital to the U.S. markets; (vii) enhanced liquidity; (viii) facilitation of the implementation of diversified investment management techniques; and (ix) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”40 The Shares proposed to be offered would provide, to both retail and institutional investors, new exchange-traded investment company products representing interests in targeted securities markets. As such, Applicants believe Shares of the Funds are appropriate for exemptive relief under  Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s portfolio to meet redemptions, to permit the maximum amount of resources of each Fund to be used to track the Underlying Index and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned …; and (3) the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by each Fund at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned. The proposed transactions will be consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds as described herein and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended

40	Investment Company Act Release No. 17534 (June 15, 1990), at 84.

by the Act. The exemptions and Order requested are also substantially similar to those granted in Prior Orders and are substantially the same as those granted in the New Self-Indexing Orders.

B.Summary of this Application with Respect to Section 12(d)(1) of the Act

Applicants also seek an Order from the Commission permitting both Investing Management Companies and Investing Trusts to acquire Underlying Fund Shares of the Underlying Funds beyond the limits of Section 12(d)(1)(A) of the Act and permitting such Underlying Funds, their Distributors and Brokers to sell Underlying Fund Shares of each such Underlying Fund to Funds of Funds in excess of the limits of Section 12(d)(1)(B) of the Act. In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit each Underlying Fund to sell its Underlying Fund Shares to, and redeem its Underlying Fund Shares from, a Fund of Funds that owns 5% or more of the Underlying Fund’s Underlying Fund Shares.

The 12(d)(1) Relief is requested pursuant to Section 12(d)(1)(J) of the Act. Applicants submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) coincident with the evolution of investment companies investing in other investment companies. Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that Funds of Funds enter into a FOF Participation Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants believe that the exemptions requested from Section 12(d)(1) as set forth in this Application are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the Act. Applicants assert that the relief and order requested is substantially similar to that granted to the Prior ETFs and substantially the same as those granted in the New Self-Indexing Orders.

   C.Benefits of the Proposal

   1.General

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in exchange-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. The popularity of current ETFs, including but not limited to the Prior ETFs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.

   2.Intraday Trading

Investors have also been drawn to the liquidity provided by many ETFs. In contrast to traditional open-end mutual funds which do not provide investors the ability to trade throughout the day, Shares of the Funds will be listed on an Exchange and will trade throughout the Listing Exchange’s regular trading hours. Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV, in sharp distinction to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

   3.Maintaining a Competitive Position in the International Financial Community

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles such as the Funds will provide investors greater access to U.S. markets. By providing a wide range of investors with a U.S. exchange-traded security that permits participation in significant segments of various domestic and global securities markets, Applicants believe that the proposed new basket securities will benefit both investors and the markets. Section 6(c) provides a means for the Commission to respond to evolving domestic and international financial market developments not specifically contemplated when the Act was passed and a mechanism to permit innovation which serves the public interest.

   4.Introducing Additional Competition into the U.S. ETF Market

Applicants submit that granting the requested Relief will introduce greater competition into the U.S. ETF market by allowing new ETF sponsors to offer their products. Applicants believe that the Affiliated Indexes and rules-based portfolio selection methods will create new and attractive investment choices for consumers, and should be available to investors so long as their product design has solved potential conflicts of interest. Applicants believe that the potential conflicts of interest have been addressed as discussed in Section III.D.3. below.

   D.The Trust and its Funds do not Raise Concerns

   1.Structure and Operation of the Trust and its Funds Compared to Prior ETFs and New Self-Indexing ETFs

Applicants believe that the structure and operation of the Trust and its Funds will be extremely similar to that of the Prior ETFs and substantially the same as the New Self-Indexing ETFs discussed in this Application. As discussed below, the liquidity of each Fund’s Portfolio Securities, the portfolio transparency of each Fund’s Portfolio Holdings, the arbitrage mechanism, the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on the Website, will be extremely familiar to investors of Prior ETFs. Consequently, Applicants have every expectation that the Funds will operate very similarly to the domestic and international ETFs trading now in the secondary market.

   (a)Portfolio Transparency, “Front Running” and “Free Riding”

As discussed throughout this Application, Applicants believe that the information about each Fund’s Portfolio Holdings will be both public and as extensive as that information now provided by actively managed ETFs currently listed and traded. In addition, each Fund’s IIV and the current total aggregate market value of each Underlying Index will be disseminated at fifteen (15) second intervals throughout the day. Further, the identity of Deposit Instruments, and Redemption Instruments, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with current ETFs.

Applicants believe that the disclosure of Portfolio Holdings would be unlikely to lead to “front running” (where other persons would trade ahead of the Fund and the investors assembling the Deposit Instruments for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Portfolio Holdings would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

   (b)Arbitrage Mechanism

Applicants assert that the arbitrage opportunities offered by the Trust and its Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

Although Fund Shares are not yet listed on a Listing Exchange and therefore do not trade in the secondary market, Applicants have every reason to believe that the design, structure and transparency of the Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should be close to NAV and should reflect the value of each Fund’s portfolio.

   2.Investor Uses and Benefits of Products

Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradability, availability, certainty of purchase price and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Funds, as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds. The last, but by no means least important, benefit is that investors will have access to extensive information regarding the Portfolio Holdings of each Fund, and Deposit/Redemption Instruments. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisers and broker-dealers, among others, and will enhance general market knowledge about the Fund’s holdings as well as the performance of its Adviser and/or Sub-Adviser.

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. Given that each Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor Sub-Adviser will have latitude to change or specify certain Deposit or Redemption Instruments to favor an affiliate.

   3.The Commission Should Grant the Exemptive Relief Requested in This Application

In summary, Applicants believe that the Trust and all of its Funds will operate in the same manner as existing ETFs, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trust and its Funds are appropriate candidates for the requested Relief.

Based on the foregoing, Applicants respectfully request the Relief as set forth below.

IV.	Request for Order

   A.Legal Analysis: ETF Relief

   1.Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s current net assets; the unusual aspect of such Shares is that their terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intraday liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation Units.

Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund.

Applicants believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

2.Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except either to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. . .”

Rule 22c-1 provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Shares of each Fund will be listed on a Listing Exchange and the relevant Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from41 the Listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (i) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers; (ii) to prevent unjust discrimination or preferential treatment among buyers; and (iii) to ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors Shares at less than the published sales price and who could pay investors a little more than the published redemption price.42

The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Shares should generally occur at prices roughly

41	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

42	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303 (May 1992); Investment Company Act Release No. 13183 (Apr. 22, 1983).

equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying Fund’s assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants believe that, to date, shares of Prior ETFs have consistently traded at, or very close to their respective NAVs. Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of shares of Prior ETFs.

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares; and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption under Section 6(c) be granted in respect of Section 22(d) and Rule 22c-1.

   3.Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, pursuant to  Sections 6(c) and 17(b) of the Act, to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.”

Section 17(a)(1) of the Act makes it unlawful

“… for any affiliated person or promoter of or principal underwriter for a registered investment company … or any affiliated person of such a person, promoter, or principal underwriter, acting as principal – knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof.”

Section 17(a)(2) of the Act makes it unlawful

“… for any affiliated person or promoter of or principal underwriter for a registered investment company …, or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).”

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

“… the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company…”

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that (i) the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the Act.

Past applications of Prior ETFs and New Self-Indexing ETFs have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a), and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under  Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).43

To the extent that there are twenty (20) or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5% owners of such Funds, and one or more may hold in excess of 25% of such Funds, as the case may be, and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Shares were deemed to

43	See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

be affiliated persons (e.g., so long as twenty (20) or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for Creation Units (an in-kind purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an in-kind redemption procedure with a Fund. Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5% or more of such Fund’s securities. Also, the Market Maker for Shares of any relevant Funds might accumulate, from time to time, 5% or more of such Fund’s securities in connection with such Market Maker’s market-making activities. In addition, one or more holders of Shares or the Market Maker might, from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C). Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons collectively, “Second-Tier Affiliates”) solely by virtue of one or more of the following: (i) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to a Fund whether 12 or 1,200 Creation Units exist for such Fund; all will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Instruments and Redemption Instruments will be valued in the identical manner as those Portfolio Securities currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund to track closely its Underlying Index and therefore aid in achieving the Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is identical to that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policy of each

Fund and consistent with the investment objectives and policies of each Fund of Funds, and are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

4.Exemption from the Provisions of Section 22(e) of the Act

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three (3) business days of the trade date.

Section 22(e) of the Act provides that:

“No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except–

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)
for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by a Foreign Fund. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, may require a delivery process of up to fifteen (15) calendar days, rather than seven (7) calendar days for a Foreign Fund, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Fund, up to a maximum of fifteen (15) calendar days. Applicants request that relief be granted such that Foreign Funds holding Redemption Instruments which require a delivery process in excess of seven (7) calendar days may provide payment or satisfaction of redemptions within not more than the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle, but in all cases no later than fifteen (15) calendar days following the tender of a Creation Unit. With respect to Future Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days, up to a maximum of fifteen (15) calendar days, required to deliver redemption proceeds in any given year will not exceed fifteen (15) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e).44 The SAIs for the Foreign Funds that may require this relief will identify (i) those instances in a given year where, due to local holidays, more than seven (7) calendar days will be needed to deliver redemption proceeds and will list such holidays; and (ii) the maximum number of days needed to deliver the proceeds, up to fifteen (15) calendar days.

The SAI will disclose those local holidays (over the period of at least one (1) year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven (7) calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within fifteen (15) calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within fifteen (15) calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the

44	Certain countries in which a Fund may invest have historically had settlement periods of up to fifteen (15) calendar days.

maximum extent possible principally as a method of assuring the fullest investment of Fund’s assets in Portfolio Securities. Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested Relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs and New Self-Indexing ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units; and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

   B.Legal Analysis: Fund of Funds Relief

   1. Exemption from the Provisions of Section 12(d)(1) of the Act

Applicants request an exemption to permit Funds of Funds to acquire Underlying Fund Shares of Underlying Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Underlying Funds and their principal underwriters and Brokers to sell Underlying Fund Shares of the Underlying Funds to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

A Fund of Funds does not include the Underlying Funds. Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Fund of Funds Adviser”) and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Fund of Funds Sub-Adviser”). Any investment adviser to an Investing Management Company will be registered as an investment adviser. Each Investing Trust will have a sponsor (“Sponsor”).

Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Underlying Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B)

of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Underlying Funds from Section 17(a) of the Act. The requested exemption would permit the Fund of Funds to acquire Underlying Fund Shares in each of the Underlying Funds beyond the limitations in Section 12(d)(1)(A). Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit each Underlying Fund to sell its Underlying Fund Shares to, and redeem its Underlying Fund Shares from, a Fund of Funds when the Underlying Fund is an affiliated person of the Fund of Funds.

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

(a)Exemption under Section 12(d)(1)(J) of the Act.

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act.45 Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”46 Applicants submit that the proposed conditions to the 12(d)(1) Relief requested in this Application, including the requirement that each Fund of Funds enter into a FOF Participation Agreement (defined below) with the relevant Underlying Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.47

45	H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 622”).

46	HR 622, Ibid.

47	Id. at 43-44.

(b)Concerns Underlying Section 12(d)(1)(J).

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.48 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.49 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company.  Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase . . .50

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).51 These new abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).52

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Fund of Funds comply with any terms and conditions of the requested relief by requesting that a Fund of Funds enter into a written agreement (“FOF Participation Agreement”) as a condition precedent to investing in an Underlying Fund beyond the limits imposed by Section 12(d)(1)(A). The FOF Participation Agreement will require the Fund of Funds to adhere to the terms and conditions of the requested Order. Condition B.1 limits the ability of a Fund of Funds’ Advisory Group or a Fund of Funds’ Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control an Underlying Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Fund of Funds’

48	House Hearings, 76th Cong., 3d Sess., at 113 (1940).

49	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

50	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

51	H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

52	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Advisory Group” is defined as the Fund of Funds’ Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor. For purposes of this Application, a Fund of Funds’ Sub-Advisory Group” is defined as any Fund of Funds’ Sub-Adviser, any person controlling, controlled by, or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser. The condition does not apply to the Fund of Funds Sub-Advisory Group with respect to the Underlying Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by, or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

Condition B.2 prohibits Fund of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in an Underlying Fund to influence the terms of services or transactions between a Fund of Funds or a Fund of Funds Affiliate and the Underlying Fund or Underlying Fund Affiliate. “Underlying Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of an Underlying Fund and any person controlling, controlled by or under common control with any of these entities. “Fund of Funds Affiliate” is defined as the Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter and principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds (including Underwriting Affiliates) to exercise undue influence over an Underlying Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser or Fund of Funds Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Underlying Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to ensure that the Underlying Fund’s Board and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Underlying Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

An Underlying Fund may choose to reject any direct purchase of Creation Units53 by a Fund of Funds. To the extent a Fund of Funds purchases Underlying Fund Shares in the secondary market, an Underlying Fund would still retain its ability to reject initial purchases of Underlying Fund Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). An Underlying Fund would also retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute a FOF Participation Agreement with a Fund of Funds.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Underlying Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition B.5, a Fund of Funds Adviser, or a Fund of Funds’ trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund under Rule 12b-1 under the Act) received from an Underlying Fund by the Fund of Funds Adviser, trustee or Sponsor or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, trustee or Sponsor or its affiliated person by an Underlying Fund, in connection with the investment by the Fund of Funds in the Underlying Fund. Condition B.5 also provides that any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Fund of Funds Sub-Adviser or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Underlying Fund, in connection with any investment by the Fund of Funds in the Underlying Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds. Condition B.11 prevents any sales charges or service fees on shares of a Fund of Funds

53	For purposes of the request for Section 12(d)(1) Relief, the term “Creation Units” applies to both Funds and Actively Managed Funds.

from exceeding the limits applicable to a fund of funds set forth in the NASD Conduct Rule 2830.54

A Fund of Funds may rely on the Order only to invest in Underlying Funds and not in any other registered investment company. The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the requested Order only to invest in the Underlying Funds and not in any other investment company. No Underlying Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Underlying Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling a Fund of Funds to invest in excess of the limits of Section 12(d)(1)(A) in an Underlying Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Underlying Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Underlying Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Underlying Funds identified herein and Fund of Funds should be the same.

2.Sections 17(a), 17(b) and 6(c) of the Act

Applicants seek relief from Section 17(a) to permit an Underlying Fund that is an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds to sell its Underlying Fund Shares to and redeem its Underlying Fund Shares from a Fund of Funds, and to engage in the accompanying in-kind transactions with the Fund of Funds.55 Although Applicants believe that most Fund of Funds will purchase Underlying Fund Shares in the secondary market and will not purchase Creation Units directly from an Underlying Fund, a Fund of Funds might

54	Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

55
Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares of an Underlying Fund; or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its Shares to a Fund of Funds, may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgement.

seek to transact in Creation Units directly with an Underlying Fund that is an affiliated person of a Fund of Funds. To the extent that purchases and sales of Underlying Fund Shares occur in the secondary market and not through principal transactions directly between a Fund of Funds and an Underlying Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Underlying Fund Shares in Creation Units by an Underlying Fund to a Fund of Funds and redemptions of those Underlying Fund Shares.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling, controlled by, or under common control with, such other person. A Fund of Funds relying on the requested order could own 5% or more of the outstanding voting securities of an Underlying Fund and in such cases the Underlying Fund would become an affiliated person of the Fund of Funds. In light of this and other possible affiliations, Section 17(a) could prevent an Underlying Fund from selling Underlying Fund Shares to and redeeming Underlying Fund Shares from a Fund of Funds.

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that: (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and the provisions of the Act. Because an Underlying Fund may engage in multiple transactions with a Fund of Funds, Applicants are seeking relief from any transaction in Creation Units between an Underlying Fund and a Fund of Funds that owns 5% or more of an Underlying Fund before the transaction. As mentioned above, Applicants believe that most Fund of Funds will purchase Underlying Fund Shares in the secondary market and will not purchase Creation Units directly from an Underlying Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants anticipate that there may be Fund of Funds that are not part of the same group of investment companies as the Underlying Funds, but may be sub-advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an Underlying Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of a Fund of Funds because an Adviser or an entity controlling, controlled by or under common control with an Adviser provides investment advisory services to that Fund of Funds.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Underlying Fund Shares directly from an Underlying Fund will be based on the NAV of the Underlying Fund in accordance with policies and procedures set forth in the Underlying Fund’s registration statement.

Second, the proposed transactions directly between Underlying Funds and Fund of Funds will be consistent with the policies of each Fund of Funds. The purchase of Creation Units by a Fund of Funds will be accomplished in accordance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement. The FOF Participation Agreement will require any Fund of Funds that purchases Creation Units directly from an Underlying Fund to represent that the purchase of Creation Units from an Underlying Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement. The proposed transactions also will be consistent with the policies of each Underlying Fund.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Underlying Fund Shares offer Fund of Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.	Express Conditions to this Application

A.ETF Relief

1.The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

2.As long as a Fund operates in reliance on the requested order, Shares of such Fund will be listed on an Exchange.

3.Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

4.The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.Each Self-Indexing Fund, Long/Short Fund and 130/30 Fund will post on the Website on each Business Day, before commencement of trading of Shares on the Exchange, the Fund’s Portfolio Holdings.

6.No Adviser or any Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with a Self-Indexing Fund) to acquire any Deposit Instrument for a Self-Indexing Fund through a transaction in which the Self-Indexing Fund could not engage directly.

B.Section 12(d)(1) Relief.

1.The members of a Fund of Funds’ Advisory Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act. The members of a Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the Fund of Funds’ Advisory Group or the Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of an Underlying Fund, it will vote its Underlying Fund Shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund’s Shares. This condition does not apply to the Fund of Funds’ Sub-Advisory Group with respect to an Underlying Fund for which the Fund of Funds’ Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds’ Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Underlying Fund to influence the terms of any services or transactions between the Fund of Funds or Fund of Funds Affiliate and the Underlying Fund or an Underlying Fund Affiliate.

3.The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and Fund of Funds

Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from an Underlying Fund or Underlying Fund Affiliate in connection with any services or transactions.

4.Once an investment by a Fund of Funds in Underlying Fund Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board of the Underlying Fund, including a majority of the disinterested directors or trustees, will determine that any consideration paid by the Underlying Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Underlying Fund; (ii) is within the range of consideration that the Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Underlying Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund under Rule 12b-1 under the Act) received from an Underlying Fund by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Underlying Fund, in connection with the investment by the Fund of Funds in the Underlying Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from an Underlying Fund by the Fund of Funds Sub-Adviser, or any affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Underlying Fund, in connection with the investment by the Investing Management Company in the Underlying Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund) will cause an Underlying Fund to purchase a security in any Affiliated Underwriting.

7.The Board of an Underlying Fund, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting

Affiliate. The Board of the Underlying Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Underlying Fund. The Board of the Underlying Fund will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Underlying Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Underlying Fund.

8.Each Underlying Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six (6) years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two (2) years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Underlying Fund were made.

9.Before investing in an Underlying Fund in excess of the limit in Section 12(d)(1)(A), a Fund of Funds and the Trust will execute a FOF Participation Agreement stating without limitation that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Underlying Fund Shares in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Underlying Fund of the investment. At such time, the Fund of Funds will also transmit to the Underlying Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Underlying Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Underlying Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six (6) years thereafter, the first two (2) years in an easily accessible place.

10.Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

11.Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.No Underlying Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent the Underlying Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Underlying Fund to acquire securities of one or more investment companies for short-term cash management purposes.

VI.	Names and Addresses

The following are the names and addresses of Applicants:

Elkhorn ETF Trust
207 Reber Street
Suite 201
Wheaton, Illinois 60187

Elkhorn Investments, LLC
207 Reber Street
Suite 201
Wheaton, Illinois 60187

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

Elkhorn Investments, LLC

By:	/s/ Benjamin Fulton
Name: Benjamin Fulton
Title: Chief Executive Officer

Elkhorn ETF Trust

By:	/s/ Benjamin Fulton
Name: Benjamin Fulton
Title: Initial Trustee

Dated: January 9, 2014

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Applicant. Benjamin Fulton is authorized to sign and file this document on behalf of Elkhorn Investments, LLC pursuant to the general authority vested in him as the Chief Executive Officer of Elkhorn Investments, LLC and the following resolutions adopted by Elkhorn Capital Group, LLC, the sole member of Elkhorn Investments, LLC, on January 6, 2014:

               Resolved, that each of the officers of Elkhorn Investments, LLC (“Elkhorn”) be, and they hereby are, authorized to prepare and file with the United States Securities and Exchange
Commission (the “SEC”) an application for an exemptive order (the “Application”) (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

Resolved, that each of the officers of Elkhorn be, and they hereby are, authorized and directed to take such additional actions and to execute and deliver such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any and all necessary or appropriate amendment(s) or supplement(s) to the Application, their authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document or instrument; and it is further

Resolved, that upon issuance of an Order of Exemption by the SEC in accordance with the terms and conditions of the Application, as amended, Elkhorn is authorized to act in accordance with the provisions of the Application, as amended, and the related Order of Exemption.

Elkhorn Investments, LLC

By:	/s/ Benjamin Fulton
Name: Benjamin Fulton
Title: Chief Executive Officer

Dated: January 9, 2014

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Elkhorn ETF Trust pursuant to the following resolutions adopted by the Initial Trustee of Elkhorn ETF Trust on January 6, 2014:

               Resolved, that the initial Trustee of the Trust and his designees be, and they hereby are, authorized to prepare and file with the United States Securities and Exchange Commission
(the “SEC”) an application for an exemptive order (the “Application”) (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections
2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and (iii)
under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

Resolved, that the initial Trustee and each of his designees be, and they hereby are, authorized and directed to take such additional actions and to execute and deliver on behalf of the Trust such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any and all necessary or appropriate amendment(s) or supplement(s) to the Application, their authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document or instrument; and it is further

Resolved, that upon issuance of an Order of Exemption by the SEC in accordance with the terms and conditions of the Application, as amended, the Trust is authorized to act in accordance with the provisions of the Application, as amended, and the related Order of Exemption.

Elkhorn ETF Trust

By:	/s/ Benjamin Fulton
Name: Benjamin Fulton
Title: Initial Trustee

Dated: January 9, 2014

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of Elkhorn Investments, LLC; that he is the Chief Executive Officer of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Elkhorn Investments, LLC

By:	/s/ Benjamin Fulton
Name: Benjamin Fulton
Title: Chief Executive Officer

Dated: January 9, 2014

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of Elkhorn ETF Trust; that he is the Initial Trustee of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Elkhorn ETF Trust

By:	/s/ Benjamin Fulton
Name: Benjamin Fulton
Title: Initial Trustee

Dated: January 9, 2014

Appendix A

Description of Initial Fund and its Underlying Index

It is currently intended that the Initial Fund will be named the Elkhorn Select 100 Fund, although the name may be changed in the future. It is currently anticipated that the investment objective of the Initial Fund will be to seek investment results that correspond generally to the price and yield (before the Initial Fund’s fees and expenses) of an Affiliated Index created by the Adviser (as the Affiliated Index Provider) and known as the Elkhorn 100 Equal Weight Index (the “Initial Index”); the Initial Index is briefly described below. The Initial Fund is expected to invest at least 80% of its total assets in securities that comprise the Initial Index.

The Initial Fund may modify its investment objective and the Adviser may modify its methodology for the Initial Fund as it determines appropriate or necessary in pursuing the Initial Fund’s investment objective.

Description of Initial Index

Introduction

The Initial Index will be an equal weighted index of equity securities representing 100 companies that trade on either the NASDAQ Stock Market, the New York Stock Exchange or the NYSE MKT, that are the highest scoring securities based upon a proprietary ranking system developed by the Affiliated Index Provider of the 1,000 largest U.S. companies.

Initial Index Methodology

To be included in the Initial Index, a security must be listed on an U.S. exchange and included in the 1,000 largest U.S. companies based on market capitalization. Each security will receive equal weighting. The Initial Index will be reconstituted and rebalanced on a quarterly basis, and each security will receive an equal weighting in the Initial Index at each quarterly rebalance.